Exhibit 99.1
eTelecare Global Solutions To Acquire Talk Talk Group’s
South African Customer Care Subsidiary
SCOTTSDALE, Ariz. — March 4, 2009 — eTelecare Global Solutions (PSE: ETEL), a leading provider of complex business process outsourcing (BPO) solutions, has completed the acquisition of The Phone House (Proprietary) Limited, a BPO Services subsidiary of Talk Talk Group Limited, the telecommunications division of The Carphone Warehouse Group PLC (LON: CPW). In conjunction with the purchase of The Phone House, eTelecare entered into a three year agreement to provide BPO services to Talk Talk Group customers in the United Kingdom. The acquisition will enable eTelecare to further expand its global delivery network, by adding approximately 400 employees in Cape Town, South Africa.
“A key component of our corporate strategy is to address the large UK contact center market,” said John Harris, president and chief executive officer of eTelecare. “We are pleased to have this opportunity to acquire The Phone House center because it provides an offshore delivery platform to serve the UK market and establish an important new business relationship with the Talk Talk Group.”
“South Africa’s highly educated English-speaking labor pool, modern infrastructure and cultural affinity for the UK, along with its lower cost relative to UK onshore delivery, make the country an ideal location from which to serve the UK market and a strategic addition to the eGS delivery footprint,” added John Harris. “We fully intend to continue to invest to build our business in the United Kingdom and expand our presence in South Africa.”
About eTelecare Global Solutions
Founded in 1999, eTelecare Global Solutions is a leading provider of business process outsourcing (BPO) focusing on the complex, voice and non-voice based segment of customer-care services. It provides a range of services, including technical support, customer service, sales, customer retention, chat and email from both onshore and offshore locations. Services are provided from delivery centers in the Philippines, United States, Nicaragua and South Africa. Additional information is available at www.etelecare.com.
About Talk Talk Group
TalkTalk Group was formed in 2008 as the telecoms group of The Carphone Warehouse Group PLC, which consists of AOL Broadband, TalkTalk and Opal and is a division of The Carphone Warehouse Group plc.

Cautionary Note Regarding Forward-Looking Statements
This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Words such as “expects,” “believes,” “intends, “will,” “estimates” and similar expressions identify such forward-looking statements. These are statements that relate to future events and include, but are not limited to, statements related to expanding our service delivery capabilities. Forward-looking statements are subject to risks and uncertainties that could cause actual results to differ materially from those discussed in these forward-looking statements. These risks and uncertainties include, but are not limited to, our ability to manage growth, intense competition in the industry including those factors which may affect our cost advantage, wage increases, our ability to attract and retain customer service associates and other highly skilled professionals, client concentration, the underlying success of our clients and the resulting impact of any adverse developments in our clients’ business including adverse litigation results as well as other risks detailed from time to time in our SEC filings, including those described in the “Risk Factors” section in our quarterly report on Form 10-Q filed with the U.S. SEC on May 14, 2008 as supplemented in our quarterly report on Form 10-Q filed with the U.S. SEC on November 13, 2008. You can locate these filings on the Investor Relations page of our website, at www.etelecare.com under the About Us/Investor Relations link. Statements included in this release are based upon information known to eTelecare as of the date of this release, and eTelecare assumes no obligation to update information contained in this press release.

Contact:

North America	Philippines
Mark Skoog 480-707-5414	Ruby Paurom 63 917 533 1926
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